February 15, 2007

VIA EDGAR AND OVERNIGHT DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:  Barbara C. Jacobs, Assistant Director

            Re:   Magnitude Information Systems, Inc.
                  Amendment No. 3 to Registration Statement on Form SB-2 Commission File No. 333-138961

Dear Assistant Director Jacobs:

      We are filing via EDGAR today our third amendment to our combined, above identified registration statement (the "Amendment ") on behalf of Magnitude Information Systems, Inc. (the "Company").The Amendment contains revisions responsive to the comments set forth in the Staff's letter to the Company, dated February 12, 2007. For the convenience of the Staff's review, we are mailing three (3) paper copies of the Amendment, marked to show all modifications to our Amendment No. 2 filed on February 1, 2007, together with copies of the Staff's February 12, 2007 comment letter, containing 4 comments. Please note the Company's following responses keyed to the Staff's comments in its February 12, 2007 letter:

Registration Statement on Form SB-2

1. We note your response to comments 1 and 2 of our letter dated January 26, 2007. Section 3(a)(9) of the Securities Act does not appear applicable to your settlement transaction with Steven Rudnik as part of the consideration in the transaction was a $15,000 debt owed to Mr. Rudnik. Such debt does not constitute a security that was exchanged. It also does not appear that Section 3(a)(10) of the Securities Act is applicable with respect to Steven Jagels' settlement transaction. The approval of a court or authorized governmental entity of the fairness of the terms and conditions of the exchange is a condition to reliance on Section 3(a)(10). Please see Revised Staff Legal Bulletin No. 3 for additional guidance. Accordingly, it appears that you should provide disclosure relating to the consequences of selling securities that are the subject of a pending registration statement including disclosure in your risk factors, management's discussion and analysis and financial statements, as appropriate. Please revise or otherwise advise. We further note your letter dated February 7, 2007 setting forth proposed risk factor disclosure. Please consider such disclosure in light of our foregoing analysis regarding the availability of Sections 3(a)(9) and 3(a)(10). Further, please elaborate on the basis for the ability of Messrs. Rudnik and Jagels to rescind their transactions as well as the basis for your determination of a "theoretical and remote possibility."

Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
February 15, 2007
Page 2


      In accordance with the Staff's comments, we have revised our disclosures relating to the consequences of selling securities that are the subject of a pending registration statement, and have inserted the following new risk factor in that section:

Possibility of Contingent Liability

      In November, 2006, the Company filed this registration statement with the Securities and Exchange Commission via the electronic EDGAR System, making it publicly available. While the registration statement was still pending and being reviewed by the Securities and Exchange Commission, the Company engaged in two settlement negotiations: the first was with our former CEO and President, Steven
D. Rudnik, pursuant to which we issued to him 13,861,875 Company securities in exchange for an outstanding Company note in the approximate amount of $100,000, accrued interest and a debt of $15,000, and; the second settlement was with our former executive, Steven Jagels, pursuant to which we issued to him 3,000,000 shares in exchange for his claims against the Company arising under his employment agreement. Due to the pending public offering at the time, these transactions could not be deemed transactions by an issuer not involving a public offering, and therefore could possibly have violated the private placement offering rules. As a result, if the private offering exemption was not available to the Company for these transactions they could be deemed integrated with the public offering. The integration of these two transactions with the pending public offering, would implicate a possible Section 5 violation under the Securities Act which prohibits sales of securities while a public offering is pending. If such a violation is found to have occurred, Messrs. Rudnik and Jagels would have the legal right to rescind their settlement agreements during the one year period following the consummation of these transactions.

      In addition, we have inserted the following paragraph in the "Liquidity and Capital Resources" section of Management's Discussion and Analysis of Financial Condition and Plan of Operations:

Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
February 15, 2007
Page 3


COMMITMENTS AND CONTINGENCIES

      In November, 2006, the Company filed this registration statement with the Securities and Exchange Commission via the electronic EDGAR System, making it publicly available. While the registration statement was still pending and being reviewed by the Securities and Exchange Commission, the Company engaged in two settlement negotiations: the first was with our former CEO and President, Steven
D. Rudnik, pursuant to which we issued to him 13,861,875 Company securities in exchange for an outstanding Company note in the approximate amount of $100,000, accrued interest and a debt of $15,000, and; the second settlement was with our former executive, Steven Jagels, pursuant to which we issued to him 3,000,000 shares in exchange for his claims against the Company arising under his employment agreement. Due to the pending public offering at the time, these transactions could not be deemed transactions by an issuer not involving a public offering, and therefore could possibly have violated the private placement offering rules. As a result, if the private offering exemption was not available to the Company for these transactions they could be deemed integrated with the public offering. The integration of these two transactions with the pending public offering, would implicate a possible Section 5 violation under the Securities Act which prohibits sales of securities while a public offering is pending. If such a violation is found to have occurred, Messrs. Rudnik and Jagels would have the legal right to rescind their settlement agreements during the one year period following the consummation of these transactions. If Messrs. Rudnik and Jagels chose to rescind their transactions and a Section 5 violation was found to have occurred in these cases, the Company would have to either borrow funds or seek investment funds in order to pay these liabilities, either or both of which rescissions could have a material adverse effect on the Company's financial condition.

      We have also added the following disclosure at the end of the paragraphs describing the settlement agreement and issuance of securities to Steven D.
Rudnik as well as at the end of the paragraph describing the settlement agreement with Steven Jagels in the "Certain Relations and Related Transactions" section of the prospectus:

      See "Possibility of Contingent Liability" in "Risk Factors", and "Commitments and Contingencies" in "Management's Discussion and Analysis of Financial Condition and Plan of Operations" sections of our prospectus for further information on this transaction.

      In further response to the Staff's comment, with the approval of the independent auditors for the Company, we have added the following footnote to the Facing Page

Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
February 15, 2007
Page 4


2. Footnote 4 to your calculation of registration fee table states that you are re-registering previously registered shares. Please note that Rule 429 provides for registration statement with a combined prospectus to act as a post-effective amendment with respect to any earlier registration statement. The earlier registration statement is still outstanding . Accordingly, it is neither necessary nor appropriate to re-register the shares that have previously been registered. Please revise.

      Please be advised that we have revised the calculation of registration fee table in accordance with the Staff's comment.

Executive Compensation

2006 Summary Compensation Table, page 25

3. We note your disclosure of the value of the stock award to Steven D. Rudnik under the all other compensation column. It appears that such disclosure should be made under the stock award column pursuant to Item 402(b)(2)(v) of Regulation S-B. Please revise or advise us otherwise.

      Please be advised that we have relocated the value of the stock award to Steven D. Rudnik from the all other compensation column to the stock award column pursuant to Item 402(b)(2)(v) of Regulation S-B.

Item 28. Undertakings

4. Rule 430B under the Securities Act does not appear to be applicable to your offering. Please advise us of the basis for your reliance on Rule 430B or, otherwise, please provide the undertaking pursuant to Item 512(g)(2) of Regulation S-K in lieu of providing the undertaking pursuant to Item 512(g)(1).

      Please be advised that we have provided the undertaking pursuant to Item 512(g)(2) of Regulation S-K in lieu of providing the undertaking pursuant to
Item 512(g)(1).

      We would be pleased to furnish the Staff with any additional materials or documents necessary to complete its limited review of our Amendment upon request.

                                                   Very truly yours,


                                                   /s/ Joseph J. Tomasek, Esq.
                                                   Joseph J. Tomasek, Esq.

cc    Daniel Lee, Esq., Staff
      Securities and Exchange Commission